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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 2 8 2007 WASHINGTON PROCESSING

SEC FILE NUMBER
8- 16608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/06___ AND ENDING ___12/31/06___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt Equity Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

5250 South Sixth Street Road
                                    (No. and Street)

Springfield   Illinois   62703
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore C Miller   (217) 241-6300
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace LLC
                        (Name – if individual, state last, first, middle name)

1050 N Lindbergh Blvd.   St. Louis,   Missouri   63132
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY	

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Theodore C. Miller _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Roosevelt Equity Corporation _____ , as of ____ December 31, _____ , 20 06 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____
Signature

Treasurer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Independent Auditors' Report

To the Shareholders
Roosevelt Equity Corporation
Springfield, Illinois

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of Roosevelt Equity Corporation as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended and have issued our report thereon dated February 23, 2007.

In connection with our audit, nothing came to our attention that caused us to believe that the company was not eligible for claiming exclusion from membership in the Securities Investor Protection Corporation (SIPC) under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970, as explained on page 4, for the year ended December 31, 2006. However, it should be noted that our audit was not directed primarily toward obtaining knowledge of such ineligibility.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for other purpose.

Brown Smith Wallace, LLC

February 23, 2007

ROOSEVELT EQUITY CORPORATION

MEMBERSHIP STATUS IN THE SECURITIES INVESTOR PROTECTION CORPORATION

Year ended December 31, 2006

Roosevelt Equity Corporation, qualified for exclusion from membership in the Securities Investors Protection Corporation during the year ended December 31, 2006, under Section 78ccc (a)(2)(A)(ii) of the Securities Investor Protection Act of 1970. A Certification of Exclusion from Membership covering the year ended December 31, 2006 (Form SIPC-3) was filed with the National Association of Securities Dealers, Inc., 1735 K Street, NW, Washington, D.C. 20006, on January 4, 2006.

ROOSEVELT EQUITY CORPORATION

Financial Statements and Supporting Schedule

Pursuant to Rule 17a - 5 of the Securities and Exchange Commission

Year Ended December 31, 2006


Independent Auditors' Report

To the Shareholders
Roosevelt Equity Corporation
Springfield, Illinois

We have audited the accompanying statement of financial condition of Roosevelt Equity Corporation (the "Company") as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roosevelt Equity Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace, LLC

February 23, 2007

ROOSEVELT EQUITY CORPORATION

Statement of Financial Condition

December 31, 2006

Assets:

Cash	$	101,238
Commissions receivable		26,305
Income Tax receivable		4,383
Investment in mutual funds		47,879
Total assets	$	179,805

Liabilities:

Accrued commissions payable	$	19,330
Total liabilities		19,330

Shareholder's equity:

Common stock, $25 par value. Authorized and issued 1,000 shares	25,000
Additional Paid-in and contributed capital	13,389
Retained earnings	120,626
Accumulated other comprehensive income	1,460
Total shareholder's equity	160,475
Total liabilities and shareholder's equity	$ 179,805

The accompanying notes are an integral part of this statement.

7

ROOSEVELT EQUITY CORPORATION

Statement of Income

Year Ended December 31, 2006

Revenues:		
Commission income	$	185,329
Investment income		4,107
Gain on sale of investments		7,397
		196,833
Expenses:		
Commissions paid to agents		112,263
Management fees		60,000
NASD fees		8,994
State licenses and fees		2,465
Taxes		374
		184,096
Income before taxes		12,737
Income taxes		(6,552)
Net income	$	19,289
Basic and diluted earnings per share	$	19.29
Weighted average shares outstanding		1,000

The accompanying notes are an integral part of this statement.

ROOSEVELT EQUITY CORPORATION

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2006

Common stock	
Balance, beginning of year	$ 25,000
Issued during year	0
Purchase treasury stock	0
Balance, end of year	25,000
Additional paid-in and contributed capital	
Balance, beginning of year	13,389
Issued during year	0
Purchase treasury stock	0
Balance, end of year	13,389
Retained earnings	
Balance, beginning of year as previously reported	108,539
Prior period adjustment for other comprehensive income	(7,202)
Balance, beginning of year as restated	101,337
Net income	19,289
Balance, end of year	120,626
Accumulated other comprehensive income	
Balance, beginning of year as previously reported	.0
Prior period adjustment for other comprehensive income	7,202
Balance, beginning of year as restated	7,202
Net unrealized loss on securities available for sale	(5,742)
Balance, end of year	1,460
Total shareholder's equity, end of year	$ 160,475

The accompanying notes are an integral part of this statement.

ROOSEVELT EQUITY CORPORATION

Statement of Cash Flows

Year Ended December 31, 2006

Increase (decrease) in cash

Cash flows from operating activities:

Net income	$ 19,289
Adjustments to reconcile net income to net cash provided by operating activities	
Gain on sale of investment	(7,397)
Changes in assets and liabilities:	
Decrease in commissions receivable	2,772
Increase in commissions payable	6,206
Decrease in taxes payable	(6,797)
Net cash provided by operating activities	14,073

Cash flows from investing activities:

Investment income reinvested	(4,107)
Net cash used in investing activities	(4,107)
Net increase in cash	9,966
Cash at December 31, 2005	91,272
Cash at December 31, 2006	$ 101,238

The accompanying notes are an integral part of this statement.

10

(1) Nature of Operations

Roosevelt Equity Corporation (the Company) was incorporated under the laws of the State of Delaware on June 1, 1971, for the purpose of dealing and brokering in securities. To date, activities of the Company have been limited principally to brokering shares of mutual funds, and sales of variable annuity contracts. The Company acts as an agent for its customers by placing orders. Orders of mutual funds and variable annuity contracts are placed in the customers' names, the mutual fund shares and variable annuity accumulation units are held by the respective fund's custodians, and the Company's only financial involvement is through receipt of commission (load).

(2) Summary of Significant Accounting Policies

a) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2006, the Company did not have any cash equivalents.

b) Commissions Receivable

Commissions receivable are stated at the amount management expects to collect from outstanding balances. Accordingly, there was no allowance for doubtful accounts at December 31, 2006.

c) Comprehensive Income

Accounting principles generally accepted in the United States of America normally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

d) Investments Owned

Investments of brokers and dealers in securities are measured at fair value, which approximates amortized cost. Unrealized gains or losses resulting from adjusting available-for-sale securities to fair value are reported as a separate component of the equity section of the balance sheet, as accumulated other comprehensive income. Total unrealized appreciation on investments is $1,460 of which $(5,742) in unrealized loss is attributable to 2006. Realized investment gains of $10,968 on mutual funds in 2006, were designated by the Company to be reinvested for the purchase of additional mutual fund shares.

11

Investments Owned	Market Value	Basis
Mutual funds	$ 47,879	$ 46,419
Total	$ 47,879	$ 46,419

e) Commission Income and Commissions Paid to Agents

Commission income is recognized as it is earned and related commissions paid to registered representatives are incurred at that time.

The Company receives substantially all mutual fund commission income from two investment companies, Pioneer Services Corporation and Commonwealth Annuity and Life Insurance Company. The Company also receives variable annuity commissions from Commonwealth Annuity and Life Insurance Company and Travelers Life and Annuity Company. Total 2006 commission income is compromised of approximately 60% mutual fund sales, and approximately 40% variable annuity sales.

The Company incurs commission expense by passing a portion of its commission (load) to the Company's independent sales force. Agent Commission expense ranges between 60% and 75% of commission income for the various products sold. Inactive sales agents forfeit the portion of residual commission income normally paid to active sales agents. As a result, actual total commission expense for the year represented approximately 61% of total commission income.

f) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts as revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Income Taxes

At year-end December 31, 2006, the Company had a federal and state tax receivable of $3,104 and $1,279, respectively. Federal and state income tax benefit incurred for the year ended December 31, 2006 was $4,108 and $2,444, while federal and state income tax paid for the same period was $0 and $0, respectively.

ROOSEVELT EQUITY CORPORATION

Notes to Financial Statements – Continued

December 31, 2006

(4) Management Fees

During the year, the Company paid management fees to UTG, Inc., the Company's parent company. The fees are based on a fixed fee contract of $60,000 per year. As a result, the Company incurred $60,000 in management fees for the year ended December 31, 2006.

(5) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c 3-1) under the Securities Exchange Act of 1934, which requires that a broker-dealer's aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At December 31, 2006 the Company's net capital was $141,935 as compared with minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .1362 to 1.

(6) Exemption from Determination of Reserve Requirement under Rule 15c 3-3

For the year ended December 31, 2006 based on Section (k) (1) of the Rule 15c 3-3, the Company was exempt from the Rule 15c 3-3, under the Securities Exchange Act of 1934, which requires that a broker-dealer shall at all times maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". No schedule of the computation of the amount that should be on deposit in the "Reserve Bank Account" under Rule 15c 3-3(e) is presented due to this exemption.

(7) Concentration of Credit Risk

The Company's commissions receivable have significant concentration of credit risk. At December 31, 2006, approximately 87% of receivables were due from Pioneer Services Corporation, approximately 9% of receivables were due from Commonwealth Annuity and Life Insurance Company, and approximately 4% of receivables were due from MetLife Life and Annuity Company of Connecticut.

(8) Earnings per Share

Basic earnings per share of common stock were computed by dividing income available to common shareholders, by the weighted average number of common shares outstanding for the year. Basic and diluted earnings per share are the same since the Company has no dilutive instruments outstanding.

(9) Prior Period Adjustment

Retained earnings at the beginning of the year for 2006 has been adjusted to correctly record the unrealized loss of the available for sale securities in accumulated other comprehensive income. Had the error not been made, net income for December 31, 2005 would have been increased by $549.

ROOSEVELT EQUITY CORPORATION

Schedule of Net Capital

December 31, 2006

Net Capital:

Shareholder's Equity		$	160,475
Less:			
Non-allowable assets	11,358		
Haircut	7,182		18,540
		$	141,935

Aggregate Indebtedness - Payables and Accrued Expenses	$	19,330
Minimum Capital Requirements	$	5,000
Excess Net Capital	$	136,935
Percentage of Aggregate Indebtedness to Net Capital		13.62

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5
There are no material differences between this computation of net capital pursuant to rule 15a3-1 and the corresponding computation prepared by Roosevelt Equity Corporation and included in the Company's unaudited Part IIA FOCUS Report filing as amended as of the same date.



1050 N. LINDBERGH BOULEVARD   ST. LOUIS. MO 63132   PH 314.983.1200   FX 314.983.1300   WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

Supplemental Report On Internal Control Required By
Securities And Exchange Commission Rule 17a-5

To the Shareholders
Roosevelt Equity Corporation
Springfield, Illinois

In planning and performing our audit of the financial statements and supplemental schedule of Roosevelt Equity Corporation (the "Company") for the year ended December 31, 2006 (on which we issued our report dated February 23, 2007) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND MOORE STEPHENS NORTH AMERICA, INC

KNOWN INTERNATIONALLY AS MOORE STEPHENS BROWN SMITH WALLACE, LLC

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

February 23, 2007

END